UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-33153

ENDEAVOUR SILVER CORP.
(Translation of registrant's name into English)

#1130-609 Granville Street
Vancouver, British Columbia, Canada, V7Y 1G5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐  Form 20-F        ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATED BY REFERENCE

Exhibits 99.1 through 99.4 to this Form 6-K of Endeavour Silver Corp. (the “Company”) is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 (File No. 333-237625) of the Company, as amended or supplemented.

SUBMITTED HEREWITH

Exhibits

99.1	Underwriting Agreement dated March 16, 2022
99.2	Material Change Report dated March 16, 2022
99.3	Template version of the marketing materials dated March 15, 2022
99.4	Material Change Report dated January 19, 2022 (incorporated by reference to Exhibit 99.1 to the Company’s Foreign Report on Form 6-K as filed with the Commission on January 20, 2022)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Endeavour Silver Corp.
(Registrant)

Date: March 16, 2022	By:	/s/ Daniel Dickson
	Name:	Daniel Dickson
	Title:	CEO